INVEST IN **BIGVU INC**

A TV Studio in your pocket - powered by AI



Turn Videos
into business.
Your Pocket TV
Studio Powered by AI
BIGVU

bigvu.tv New York NY

LEAD INVESTOR



Michael Elhadad Computer Science Professor, Ben Gurion University

I invested in BigVU because of their mission to make the creation of high quality video accessible and easy to use. The addressable market is large. The technology combines a great mix of enablers - mobile, video processing, and centrally AI - to radically transform the market. The company has already established an impressive user base with steady transformation to satisfied recurring paying subscribers. I have co-founded Dalet with David Amselem, and am excited to participate in this next round of innovation together with him. I also personally know the engineering team and trust their passion and skills. I am also a university professor in AI, and am excited to accompany BigVU in their advanced implementation of AI technology to the video market.

Invested $25,000 this round & $50,000 previously

Highlights

1. Very Large Addressable Market - Video is a megatrend - $40TB
2. Capital Efficient - $7.9m cumulated sales with only $2.3m business angel investment and $0.8m from founder
3. Product/Market Fit - 40k paying subscribers - High customer satisfaction
4. Founder with track record of multiple exits
5. Expect to reach break-even in October or November

Our Team



David Amselem CEO & Co-Founder - 2 succesful exits

Our Team

David Amselem CEO & Co-Founder - 2 succesful exits



> Dalet - co-founder / IPO in Euronext Paris - leading software for TV - FOX, NBC, BBC, HBO, Time-Warner, 500 employees. > TVTAK - founder - "Shazam for TV acquired by Patrick Soon Shiong - Forbes400 Fortune #89 > MBA HEC Paris & Berklee Boston

The most valuable and trustworthy content marketing is "Authentic" videos. The days of spending $1000's of dollars to make videos are over. BIGVU is a disruptive business app to create high quality videos as easy as Power Points to drive leads and brand loyalty on social channels, video marketing, training programs and internal communications.



Ben Basha CTO

> R&D Manager with strong technological background and managerial skills. Always hands on, with the ability to work on complex projects with large distributed teams. > BSc in Computer Science @ Ben-Gurion University of the Negev.



Yoav Reisner Data & Product Growth

> Highly Skilled Data Scientist with a strong background in theoretical and applied Statistics , AI, Data Science & Machine Learning. > Managing Growth & Product using data & AI. > MSc in Industrial Engineering - Ben-Gurion University



Philippe Bensadon Head of Content

> Delivering innovativion, creative videos, ad campaigns, products and social media marketing. > Bachelors in Communications Reichman University (IDC Herzliya) with specialization in Interactivity & UX/UI Design. Master Degree in TV production.



Kevin Kezurer Partnerships , Influencers & Experts

> Widely experienced in early stage Business Development, Setting up of Distribution and Sales Channels, Customer and Partner Relations Management, Pre-Sales Management and Customer success.



Line Azoulay-Sebban Product Manager

> Responsible for the life cycle of product. > PhD in Clinical Research, Degree in Data-Science



Yanai Guedj Video Marketing Expert

> Created multi-million dollar online video editor, with 20 million users worldwide, 10,000 user generated movies made on the platform every day. > Experienced in leading teams, media buying, acquiring users, fund raising

Pitch

Hi, David Amselem here, CEO of BIGVU, your pocket TV studio to turn videos into business.

We have spent the last couple of years developing an AI-powered toolkit to help you transform words into impact by being the best presenter you can be.

Video is already a mega-trend for social media, web, email marketing, as well as for one-on-one personalized messaging.

We have reached a record-breaking **$3.4 million in gross ARR with a 95% gross margin**, and more than **7 million happy BIGVU video makers** making 2 million videos per month.

BIGVU is Capital Efficient - **$7.9m cumulated sales** with only $2.3m business angel investment and $0.8m from founder

We are actively pursuing new acquisition channels and partnerships that will make BIGVU even better...

Even as we start to scale, it's important to us to keep community at the heart of everything we do.

From the whole team at BIGVU, thank you for considering this opportunity.


Team with a Track Record
2 Succesful Exits - One IPO - Unique Expertise on Video & AI



[Problem]

Build Trust with Face-to-Face Connections

Nowadays, the best way to connect with your customers is through camera-facing videos. The reason is simple: eye-to-eye contact is the best way to build trust, persuade or sell.

When you appear on video, you want to be credible, and to be seen as an expert.

Your audience will judge you by the quality of your broadcast. No matter how good you are, if your video looks amateur, people will think you are amateur.

But making polished videos is difficult for most business owners. Editing, adding captions, publishing, etc., all take too much work for non tech-savvy people.

Too Many Tools, Too Little Time

There are currently tons of different tools for video creation: mobile apps for teleprompter or automatic subtitling, online video editing tools, and even more apps to stream live. You can now embed your videos on emails or web pages, and track your posts on social media to know what content is resonating best with your audience.

Choice has made users confused and dissatisfied. Users embrace new tools at every turn only to abandon them a few weeks later, stuck toggling between different apps.


Too Many Tools, Too Litle Time
Video Messaging Pages
Video Live Streaming
Social Media Managers
Online Video Editors
Video Hosting
Teleprompters
BIGVU All-In-One App empowers small businesses to make and publish videos in a breeze and get the job done.

[Solution]

How to make a great video presentation?


A pocket TV Studio powered by AI


Video editing powered by AI
One tap top to add elegant captions, split screens, your brand logo and colors.
Unprecented **impactful** videos
make styled videos with elegant captions

1. Script > Shoot - Record with confidence

Know what to say, while avoiding rambling. How? By teleprompting your scripts.

Craft a good script or prepare an outline with a hook, a good story and a call-to-action. Only well crafted messages will make an impact. Maintain eye-contact, read the script directly to the camera.


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2. Your Video > Your Brand - Broadcast your style.

With the BIGVU Smart Video Maker, polish your video in just a few taps.

BIGVU Artificial Intelligence makes most of the video editing tasks either automatic or done in one-click. Cut your video by just selecting the words where you want to start and end. If you recorded from a distance and/or in a noisy environment, BIGVU uses artificial intelligence to remove background noise and maximize audio levels.

Make your video more than just a talking head. Add your personal brand, your video with your logo, colors and fonts. Spice up your presentation with stunning captions automatically generated, split screens, titles, zoom effects, visual overlays and a personalized business card animation at the end of all your videos. Anyone can stand-out like pro, no editing skills required.

3. Maximize your reach - Share Video Anywhere.

BIGVU is your video marketing hub, so there is no need for any additional app to share or analyze your performance on social media, your embeds on your website, or your personalized video messages.


All-in-one platform to grow micro-audiences
Interactive
MAKE STYLED VIDEOS WITH ELEGANT CAPTIONS AND AUTOMATIC SUBTITLES
Keep your eyes on the camera while reading your script as it scrolls up your screen.


GO LIVE
Video Web Page
Social Media
Live Streaming

It's one click to post any video to Instagram, YouTube, TikTok, Facebook, LinkedIn or Twitter. BIGVU Video Analytics show the progression of numbers of followers and the engagement of your latest posts.

With BIGVU video pages, own your audience of visitors for your vlog, nurture leads with video emails, personalized messages on WhatsApp or Messenger.

4. Google Docs for Videos > Network Effect

BIGVU is a collaborative video editing platform, where several users can simultaneously compose videos accessing a shared storyboard, managing access, assignments, review cycles by editorial staff, team members, and occasional freelancers.


Create videos with your team
Shared Workspace for Scripts, Video Projects, Social Media
Chanels - Anywhere, anytime with iPhone, Android, Web

[Business Model]

BIGVU - Plans for individuals and teams

BIGVU offers monthly, 6-month and yearly subscriptions, with 3 levels of plans.

Our business model is Freemium: get as many free users as possible to spread the word, a Starter plan to get users in the door, and then upsell to Pro as they discover the additional features.


Go to Market - Upsell Strategy
Free Users
HD Starter
$15/month
Single User
4K Pro
$39/month
Per Seat
Upsell
Teams
$90
LTV
$200
LTV
$850
LTV
App translated in 13 Languages - Customers in more than 70 Countries

BIGVU offers monthly, 6-month and yearly subscriptions, with 3 levels of plans.

1. Basic - Free. Half a million active video makers record more than 2 million videos a month. BIGVU Basic offers a free teleprompter, a video trimmer, and the ability to publish your personal video profile.

2. Starter. For individuals who record short videos (up to 9min) and want to polish the videos with elegant subtitles, split screens, business card animations.

3. Pro. (per seat), For individuals and teams ready to take videos to the next level: videos up to 59 min, 4K recording quality, advanced video analytics, and ability to share your workspaces with a team.

[Traction]



7 Million
Registered Users
500K
Monthly Active Users
40K
Premium Subs
1 million
Coaches
600,000
Sales & Marketing
70,000
Real Estate Pros

[Testimonials]

What Customers Say About BIGVU

> *If you are a content creator, this is a key tool. "BIGVU is an incredible tool. I consider it essential for all of us who are constantly dedicated to creating content.I like it because it is simple, with an easy to understand interface. Apart from that I can use it both on my phone and on my laptop.Definitely Bigvu I have saved a lot of time in the creation of videos, and also the results are more precise and with better quality."*
> *Diego - Owner of a Marketing Agency*



Entrepreneurs making videos with impact!
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[Vision]

Strategy

We take the time to really get to know our customers and their needs. We focus on developing a sustainable business model, not forcing growth at the expense of

profitability, delivering long-term value and positive change. We are building trust among a strong community of business owners, while getting continuous interest from all kinds of larger businesses.

We want the customers who have supported us from the beginning to have a stake in our growth in this community round.

Funding - Current Raise

We reached $7.9m of cumulated sales in September 2022 with a 95% gross margin. Less than $2.3m raised was from business angels (including micro VCs : SuperCapital, SIBF, Intempo Ventures) and $0.8m loan from founder.

Funds will be used to:

- Scale marketing campaigns to new acquisition channels to reach new audiences.
- Continue the development of our product led growth,
- Acquire talent. We want grow marketing team to get the word out about u.s!
- Become a Standard - the "PowerPoint" of Video Presentations 😀

7.5% of funds raised will go towards the Wefunder intermediary fee